JPX Global Inc.

8830 Lyndon B. Johnson Fwy,

Suite 310

Dallas, Texas 75243

September 12, 2023

Re:        JPX Global Inc.

Offering Statement on Form 1-A/A1

Filed on June 26, 2023

File No. 024-12285

Dear Ms. Gibbs-Tabler:

Please see the answer to your comments below.

Offering Statement on Form 1-A filed August 11, 2023

Cover Page

1.	We refer you back to prior comment 2. Please revise the cover page to disclose the voting power held by Kuldip Singh, the Chief Executive Officer. We note that Mr. Singh owns 5 Series A preferred shares which entitles him to maintain at least 60% of the voting interest of the Company and to convert those shares into 2,000,000,000 shares of common stock per Series A preferred share.

This has been revised and updated to reflect the issues raised.

Security Ownership of Management and Certain Securityholders, page 28

2.	Please refer to our prior comment 9. As previously requested, please revise your beneficial ownership table to include the name of the “CEO/Director” and the addresses of the beneficial owners.

This has been revised and updated to reflect the issues raised.

Please contact me at aoegbuonu@gmail.com or capitalmarketssecurities@gmail.com with further inquiries.

Thank you.

Sincerely,

/s/ Ambrose Egbuonu

Ambrose Egbuonu

Chairman, JPX Global, Inc.